February 12, 2021

By Electronic Filing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Claire DeLabar, Robert Littlepage, Jeff Kauten and Jan Woo

Re:	Uncommon Giving Corporation

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted November 24, 2020

CIK No. 0001757190

Ladies and Gentlemen:

On behalf of our client, Uncommon Giving Corporation (the “Company”), we submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated December 8, 2020 (the “Comment Letter”), relating to the Company’s above-referenced Amendment No. 1 to Draft Offering Statement on Form 1-A, confidentially submitted to the Commission on November 24, 2020 (the “Offering Statement”).

We are concurrently filing via EDGAR this letter and a revised Offering Statement (the “Revised Offering Statement”). For the Staff’s reference, we are supplementally providing to the Staff copies of this letter, a clean copy of the revised Revised Offering Statement, and a copy marked to show all changes from the version that was confidentially submitted on November 24, 2020.

We have reviewed the Comment Letter with the Company and the Company’s auditors, and the following are the Company’s responses to the Comment Letter. For the Staff’s convenience, each of the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response thereto set forth immediately under such comment. Except for page references appearing in the headings and the Staff’s comments below (which refer to the Offering Statement submitted on November 24, 2020), all page references herein correspond to the pages of the Revised Offering Statement.  All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Offering Statement.

Securities and Exchange Commission
February 12, 2021

Risk Factors

The Company is indebted and may borrow additional funds..., page 10

1.We note your response to prior comment 3. Please revise to disclose the aggregate annual interest payments the Company is obligated to pay under all of your outstanding debt instruments described in this risk factor.

RESPONSE: We respectfully advise the Staff that we have included the requested disclosure in the above-referenced risk factor on page 11 of the Revised Offering Statement.

The Certificate of Incorporation includes an exclusive forum..., page 24

2.We note your response to prior comment 13. Please clarify whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act.

RESPONSE: We acknowledge the Staff’s comment and acknowledge that the exclusive forum provision would not apply to suits arising under the Securities Act or the Exchange Act. We respectfully advise the Staff that we have included the requested disclosure in the above-referenced risk factor on page 25 of the Revised Offering Statement to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or the Exchange Act.

Please direct any questions or comments concerning this response or the revised Draft Offering Statement to the undersigned at (214) 651-5645.

Sincerely,
/s/ Gregory R. Samuel
Gregory R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Tel: (214) 651-5645
Fax: (214) 200-0577

cc: Ron Baldwin